United States securities and exchange commission logo





                              September 26, 2022

       Xiaofeng Gao
       Co-Chief Executive Officer
       Skillful Craftsman Education Technology Ltd
       Floor 4, Building 1, No. 311, Yanxin Road
       Huishan District, Wuxi
       Jiangsu Province 214000

                                                        Re: Skillful Craftsman
Education Technology Ltd
                                                            Amendment No. 7 to
Registration Statement on Form F-3
                                                            Filed September 7,
2022
                                                            File No. 333-259498

       Dear Mr. Gao:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

       Amendment No. 7 to Registration Statement on Form F-3

       Cover Page

   1. We note your revisions in response to our comment 1 and reissue the comment. In this regard, we note your
disclosure that the VIE allows you to "(i) direct the activities of the
                                                        VIE that most
significantly impact the VIE   s economic performance, (ii) receive the
                                                        economic benefits of
the VIE that potentially could be significant to the VIE and (iii) have an exclusive option to
purchase all or part of the equity interests in the VIE when and to the extent permitted by
PRC law." Please avoid such characterization of your VIE. Any references to control
or benefits that accrue to you because of the VIE should be limited to and clearly describe
the conditions you will need to meet for consolidation of the VIE
 Xiaofeng Gao
Skillful Craftsman Education Technology Ltd
September 26, 2022
Page 2
         under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary.
      You may contact Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-
3792 with any questions.



FirstName LastNameXiaofeng Gao                       Sincerely,
Comapany NameSkillful Craftsman Education Technology Ltd
                                                     Division of Corporation
Finance
September 26, 2022 Page 2                            Office of Trade & Services
FirstName LastName